UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34476 / January 19, 2022

_____

In the Matter of

VARIANT ALTERNATIVE INCOME FUND
VARIANT IMPACT FUND
and
VARIANT INVESTMENTS, LLC

10300 SW Greenburg Road, Suite 308
Portland, OR 97223

(812-15265)

_____

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Variant Alternative Income Fund, et al., filed an application on September 21 , 2021, and
amended on December 22, 2021 , requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain business development companies and
closed-end management investment companies (collectively, "Regulated Funds") to co-invest in
portfolio companies with each other and with affiliated investment funds and accounts.

On December 23, 2021, a notice of the filing of the application was issued (Investment Company
Act Release No. 34452). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Variant Alternative Income Fund, et al. (File No. 812-15265) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary